================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period       May 6, 2000 to August 10, 2000
                  -----------------------------------


                                   JACADA LTD.
 ------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                           11 GALGALEI HAPLADA STREET,
                             HERZLIYA, 46722 ISRAEL
-------------------------------------------------------------------------------
                     (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|        Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|






54497.0003

                                EXPLANATORY NOTE



Attached is:

1. The Press Release, released publicly on August 2, 2000, including unaudited interim consolidated financial statements for the six months ended June 30, 2000.













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
                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Date: August 10, 2000


                     JACADA LTD.

                     By: /s/ Ran Oz
                         --------------------------------
                         Name: Ran Oz
                         Title: Chief Financial Officer & General Manager














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
            JACADA REPORTS RECORD REVENUE FOR THE SECOND QUARTER 2000
                          REVENUE INCREASES 69 PERCENT

           ATLANTA, August 2, 2000 - Jacada Ltd. (NASDAQ: JCDA), a leading provider of Internet infrastructure software, today reported record revenue for the second quarter and six-months ended June 30, 2000.

           Revenue for the second quarter was up a record 69 percent to $5.7 million, compared to $3.4 million in the same period last year. Software license revenue for the second quarter rose by 81 percent to $3.6 million, compared with $2 million for the same period last year. Gross profit for the quarter increased by 65 percent to $4.3 million, compared to $2.6 million in second quarter 1999. Net income for the quarter was $40 thousand or $0.00 per share, compared to net income of $32 thousand, or $0.01 per share, in the second quarter of 1999. This was the fifth consecutive quarter in which the company reported positive earnings and the tenth consecutive quarter of revenue growth.

           Revenue for the six-month period ended June 30, 2000 was $10.6 million, compared to $6.3 in the same period last year. Software license revenue was up 90 percent to $6.7 million, compared to the same six-month period in 1999. Gross profit for the six-month period in 2000 increased 65 percent to $7.9 million, compared to $4.8 million in the same period last year. Net income for the six months increased to $285 thousand or $0.02 per share. This compares to a net loss of $403 thousand, or net loss of $0.11 per share, for the same six-month period last year.

           "The exceptional growth of our customer base during the second quarter, the addition of especially high profile customers such as the Federal Reserve Bank, Delta Air Lines, and Her Majesty's Land Registry, combined with our record financial results, is proof that our growth strategy is on target. Thanks to the strength of our independent software vendor (ISV) program, our revenue visibility for the second half of the year has further solidified," said Mike Potts, president of Jacada. "In the second quarter, we again significantly grew our revenue, especially our software license revenue, and at the same time we controlled expenses and reported positive bottom line results."

HIGHLIGHTS FOR THE SECOND QUARTER:

           Customers - The direct sales channel continued strong growth during the second quarter. Some of the most significant new business includes agreements with The Federal Reserve Bank, Delta Air Lines, Her Majesty's Land Registry, New Holland, Cobra Electronics, BJ's Wholesale, and Orange County. At Delta Air Lines, Jacada was awarded an enterprise-wide license agreement to Web-enable access to the airline's crew scheduling systems. More than 27,000 Delta flight crew members currently access their scheduling assignments through character-based terminals located in crew lounges at airports serviced by Delta. Jacada's software will be utilized to make the mainframe-based crew scheduling applications available via Delta's intranet, as well as graphically enhance the application in order to provide additional convenience and ease-of-use to employees.

           Products - During the second quarter, Jacada announced early availability and first customer shipment of Jacada(R) Innovator. Jacada Innovator is the first product available that enables COBOL and RPG developers to rapidly and easily develop e-business applications with minimal additional training. Jacada Innovator addresses a critical problem within the legacy systems development community. Jacada Innovator now gives three million COBOL and RPG developers the ability to rapidly develop Internet and wireless applications, without having to learn significant new skills. Potts continued, "Jacada Innovator will continue to become an integral part of our business both financially as well as strategically in the coming quarters. The ISV relationships with HTE and Mynd, established in the second quarter, are proof that premiere software providers in our industry believe that Jacada Innovator will allow companies to maximize existing legacy development resources and transform their critical legacy systems quickly and efficiently to the Web."

           During the quarter, Jacada was also engaged by a number of customers to pilot the recently announced Jacada(R) for Palm wireless solution. As a result, HTE announced in July that they will use Jacada for Palm to provide wireless access to their computer-aided dispatch systems that track the status of responding police, fire, and EMS units. Using a Palm VII wireless device, mobile government personnel, such as a chief of police, will have real-time access to critical data related to units responding to emergency requests.

           Independent Software Vendors - The indirect sales channel grew stronger in the second quarter through new partnerships with HTE Inc. and Mynd Inc (formerly PMSC). These large independent software vendors licensed Jacada Innovator as the basis for enhancing and web-enabling their application software solutions. Jacada estimates that these two partnerships will yield more than $10 million over the next several years.

           New Public-Sector Business Unit. In the second quarter, Jacada officially launched its public-sector business unit with an office in McLean, Virginia. The new business unit will leverage Jacada's early success in the federal market and will target the public sector's large installed base of legacy systems. The U.S. government has long been a leader in IT, and as such, it owns one of the largest installed base of legacy systems in the world. Recently, the government invested heavily in these applications to overcome Y2k issues. Now these same applications are prime targets for supporting Web and wireless initiatives. Prior to opening this business unit, Jacada had successfully won agreements with the Department of the Interior, National Institutes of Health, the Office of the Comptroller Currency, and the Army and Air Force Exchange Services. "As we move into the second half of 2000, we expect to continue to expand our European operations by adding offices and sales personnel in countries where we have experienced increased demand for our solutions," said Potts. "We expect to complete the initial roll out of our European expansion by year-end. Through this expansion, we anticipate that our European operations will become a larger contributor to our revenue and profit in 2001."

           ABOUT JACADA - Founded in 1990, Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business and wireless solutions and to empower enterprise developers to build Internet applications. The Company operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at WWW.JACADA.COM or at 1-800-773-9574.

           Jacada Ltd. will host a Web cast on Wednesday, August 2, 2000, beginning at 10:00 a.m. (EDT) to present second quarter 2000 results. The Web cast can be accessed at www.jacada.com.

           Statements in this press release or otherwise attributable to the Company regarding the Company's business which are not historical fact, including those regarding growth in its business, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, including risks detailed in the Company's Offering Prospectus of October 14, 1999 and filings with the SEC, that could cause the Company's actual results to differ materially from those expressed or implied by these forward-looking statements.

JACADA LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                    JUNE                     DECEMBER
                                                                     30,                        31,
                                                                    2000                       1999
                                                           -----------------------    -----------------------
                                                                 UNAUDITED
                                                           -----------------------
      ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                        $   6,819                     $   5,141
Short-term deposit                                                   4,799                            56
Marketable securities                                               22,149                        50,519
Trade receivables (net of allowance for doubtful
accounts of $ 39 as of June 30, 2000
and of $ 40 as of December 31, 1999)                                 6,257                         3,760
Other accounts receivable                                              787                           261
                                                           -----------------------    -----------------------

Total current assets                                                40,811                        59,737
                                                           -----------------------    -----------------------

LONG-TERM RECEIVABLES                                                  210                           128
                                                           -----------------------    -----------------------

LONG-TERM INVESTMENTS:
Marketable securities                                               19,481                             -
Severance pay fund                                                     460                           430
                                                           -----------------------    -----------------------

                                                                    19,941                           430
                                                           -----------------------    -----------------------

PROPERTY AND EQUIPMENT, NET                                          2,729                         2,140
                                                           -----------------------    -----------------------

                                                                 $  63,691                     $  62,435
                                                           =======================    =======================


JACADA LTD.
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS

                                                                                    JUNE                    DECEMBER
                                                                                     30,                        31,
                                                                                    2000                       1999
                                                                           -----------------------    -----------------------
                                                                                 UNAUDITED
                                                                           -----------------------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt                                                  $   268                     $      194
Trade payables                                                                       1,452                          1,443
Deferred revenues                                                                    2,572                          3,024
Accrued expenses and other liabilities                                               2,440                          1,761
                                                                           -----------------------    -----------------------

Total current liabilities                                                            6,732                          6,422
-----
                                                                           -----------------------    -----------------------

LONG-TERM LIABILITIES:
Accrued severance pay                                                                  828                            677
Long-term debt, net of current portion                                                   3                            186
Offering expenses payable                                                              144                            296
                                                                           -----------------------    -----------------------

                                                                                       975                          1,159
                                                                           -----------------------    -----------------------

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
    Authorized: 30,000,000 shares as of June 30, 2000 and as
    of December 31, 1999; Issued and outstanding: 18,327,343 shares
    as of June 30, 2000 and 17,610,893 shares as of December 31, 1999                   54                             52
Additional paid-in capital                                                          67,698                         66,941
Deferred compensation                                                                 (186)                          (272)
Accumulated deficit                                                                (11,582)                       (11,867)
                                                                           -----------------------    -----------------------

Total Shareholders' equity                                                          55,984                         54,854
-----
                                                                           -----------------------    -----------------------

                                                                                $   63,691                $        62,435
                                                                           =======================    =======================


JACADA LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                         SIX MONTHS ENDED                           THREE MONTHS ENDED
                                                             JUNE 30,                                    JUNE 30,
                                            -------------------------------------------     ------------------------------------
                                                    2000                    1999                 2000                1999
                                            ---------------------     -----------------     ----------------    ----------------
                                                 UNAUDITED                                     UNAUDITED           UNAUDITED
                                            ---------------------                           ----------------    ----------------
Revenues:
   Software license                               $   6,738                 $   3,555         $   3,636           $   2,005
   Service and maintenance                            3,821                     2,746             2,098               1,390
                                            ---------------------     -----------------     ----------------    ----------------

Total revenues                                       10,559                     6,301             5,734               3,395
                                            ---------------------     -----------------     ----------------    ----------------

Cost of revenues:
   Software license                                     466                       260               234                 136
   Service and maintenance                            2,202                     1,246             1,199                 652
                                            ---------------------     -----------------     ----------------    ----------------

Total cost of revenues                                2,668                     1,506             1,433                 788
                                            ---------------------     -----------------     ----------------    ----------------

Gross profit                                          7,891                     4,795             4,301               2,607
                                            ---------------------     -----------------     ----------------    ----------------

Operating expenses:
   Research and development,   net                    2,222                     1,618             1,150                 785
   Sales and marketing                                5,375                     2,628             3,052               1,304
   General and administrative                         1,520                       915               836                 470
                                            ---------------------     -----------------     ----------------    ----------------

Total operating expenses                              9,117                     5,161             5,038               2,559
                                            ---------------------     -----------------     ----------------    ----------------

Operating income (loss)                              (1,226)                     (366)             (737)                 48
Financial income (expenses), net                      1,511                        (2)              777                  13
Other expense, net                                        -                       (35)                -                 (29)
                                            ---------------------     -----------------     ----------------    ----------------

Net income (loss)                                $      285                $     (403)           $   40             $    32
                                            =====================     =================     ================    ================

Basic net earnings (loss) per share              $     0.02                $    (0.11)           $    -             $  0.01
                                            =====================     =================     ================    ================
Weighted average number of shares
   Used in computing basic, net
     earnings (loss) per share                   17,927,334                 3,621,893        18,046,748           3,621,893
                                            =====================     =================     ================    ================

Diluted net earnings (loss) per share            $     0.01                $    (0.11)           $    -             $  0.01
                                            =====================     =================     ================    ================
Weighted average number of shares
   Used in computing diluted net
   earnings (loss) per share                     19,668,642                 3,621,893        19,697,129           5,486,570
                                            =====================     =================     ================    ================


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